VELA FUNDS

SECOND AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

This Second Amendment to the Second Amended and Restated Investment Advisory Agreement (this “Amendment”) is made and entered into as of this 17th day of November, 2023, by and between VELA Investment Management, LLC, a Delaware limited liability company (the “Adviser”), and VELA Funds, a Delaware statutory trust (the “Trust”).

WHEREAS, the Adviser and the Trust are parties to that certain Second Amended and Restated Investment Advisory Agreement dated as of October 1, 2022 (the “Agreement”), including Appendix A thereto;

WHEREAS, the parties desire to amend Appendix A to the Agreement to add the VELA Short Duration Fund; and

WHEREAS, the Board of Trustees of the Trust has approved this Amendment.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1.       Amendment.

(a) Appendix A to the Agreement hereby is deleted and replaced with Appendix A to this Amendment.

2.       Miscellaneous.

(a)       Except as hereby amended, the Agreement shall remain in full force and effect, and capitalized terms used herein without definition shall have the meaning ascribed to them in the Agreement.

(b)       This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

VELA INVESTMENT MANAGEMENT, LLC

By:	/s/ Roderick Dillon

Name:	Roderick Dillon
Title:	Chief Executive Officer, VELA Investment Management, LLC

VELA FUNDS

By:	/s/ Jason Job

Name:	Jason Job
Title:	President, VELA Funds

Appendix A

to the

Second Amended and Restated

Investment Advisory Agreement

between

VELA Investment Management, LLC

and

VELA Funds

dated as of October 1, 2022,

as amended November 17, 2023

In consideration for the investment advisory and portfolio management services to be performed under the Agreement, the Adviser shall receive from the Trust an annual Management Fee, accrued daily at the rate of 1/365th of the applicable Management Fee rate and payable monthly as soon as practicable after the last day of each month in the amount set forth below. Such amount shall be based on each Fund’s daily net assets during the month.

In consideration for all non-investment advisory and/or non-portfolio management services to be performed by the Adviser under the Agreement, the Adviser shall receive from the Trust an annual Administrative Fee accrued daily at the rate of 1/365th of the applicable Administrative Fee rate and payable monthly as soon as practicable after the last day of each month in the amount set forth below. Such amount shall be based on each Fund’s daily net assets during the month.

Name of Fund	Management Fee Rate	Administrative Fee Rate
VELA Small Cap Fund	0.75%	0.39%
VELA Large Cap Plus Fund	0.75%	0.39%
VELA International Fund	0.75%	0.39%
VELA Income Opportunities Fund	0.50%	0.39%
VELA Short Duration Fund	0.30%	0.39%